

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 21, 2010

Leila L. Vespoli, Esq.
Executive Vice President and General Counsel
FirstEnergy Corp.
76 South Main Street
Akron, Ohio 44308

> **Re: FirstEnergy Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 4, 2010**
> **File No. 333-165640**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 333-21011**

Dear Ms. Vespoli:

We have reviewed your amendment and response letter, and we have the following comments. You should comply with the comments in all future filings, as applicable; however, please note that the comments relating to your registration statement do require you to file an amendment of the registration statement at this time. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 1 to Registration Statement on Form S-4

The Merger, page 52

Background of the Merger, page 52

1. We note your revised disclosure in response to comment six of our letter dated April 21, 2010, however it appears that you did not respond to our request for disclosure regarding the "opportunities presented by various potential transactions." Please revise.

Recommendation of the FirstEnergy Board of Directors and Its Reasons for the Merger, page 62

2. We note your response to comment 13 of our letter dated April 21, 2010. However, we continue to believe that it is appropriate for you to disclose whether each company's board reviewed, for accuracy and completeness, the financial projections provided by them and whether such board found reliance upon those materials to be reasonable. Please revise.

Opinion of Allegheny Energy's Financial Advisor , Page 91

3. We note your statement that "Allegheny Energy did not produce an estimate of potential synergies resulting from the merger" and that, with Allegheny Energy's approval, "Goldman Sachs prepared its financial analyses on a pre-synergy basis." Please revise your disclosure to explain why Allegheny Energy determined that it was appropriate not to produce an estimate of potential synergies resulting from the merger and directed Goldman Sachs to prepare its financial analyses on a pre-synergy basis.

Material U.S. Federal Income Tax Consequences of the Merger , page 114

4. Please tell us why your tax advisor has not opined that the merger "will" qualify as a reorganization for U.S. federal income tax purposes. Please revise to indicate that the Allegheny Energy shareholders "will" be subject to the tax treatment upon which the tax advisor has opined.   If there is uncertainty involved in the tax consequences, please explain what uncertainty exists and describe the degree of uncertainty. Also include risk factor disclosure regarding these uncertain matters.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 146

Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 150

Note 3. Pro Forma Adjustments, page 151

(n), page 154

5. We reviewed your response to comment 21 of our letter dated April 21, 2010. Please explain in detail how recovery of the cost of regulated operations debt is "indirect" and why the indirect nature of the recovery should impact whether you record a fair value adjustment on such debt. If the allowed cost-based rate of return that you capitalize interest on rate-base is based on the actual cost of debt, and you are allowed to recover that cost through rates, it appears the cause and effect as discussed in the basis for conclusions of the FASB in paragraph C57 of SFAS 71 exists. In other words, if your rates were set with this higher cost debt,

even indirectly, recording a credit on the debt in purchase accounting with subsequent amortization would produce earnings on the regulated operations in excess of what was anticipated in the rate process. If our understanding is incorrect, please clarify it in detail.   In any event, please be detailed in your analysis including your basis in regulatory accounting, promulgated or predominant practice that supports your position. We may have further comment.

Exhibits 8.1 and 8.2

6. As you are using short-form tax opinions, please revise the opinions of your counsels to confirm that the discussion in the prospectus under "Material U.S. Federal Income Tax Consequences of the Merger" constitutes their opinions, as opposed to stating that the statements contained in such discussion "fairly summarize in all material respects the law described therein" or that such discussion "constitutes, in all material respects, a fair and accurate summary of the United Stated federal income tax consequences."

7. We note the statements in the opinions that they are "delivered to you solely for your benefit in connection with the transaction referred to" therein. Please note that counsel may limit the opinions with regard to purpose, but not with regard to person. Please revise these statements accordingly.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 27

8. We note your response to comment 27 of our letter dated April 21, 2010. It appears from your response that you intend to include the following sentence in future periodic reports, as applicable: "However, our business, financial condition, cash flows or results of operations could be affected materially and adversely by additional risks and uncertainties (either currently unknown or not currently believed to be material)." Please note that this language is inappropriate, as all material risks should be described in your disclosure and any risks that are deemed to be immaterial should not be referenced. Please confirm that you will not include such language in future filings.

Definitive Proxy Statement on Schedule 14A

Corporate Governance and Board of Directors Information, page 6

What is FirstEnergy's Risk Management Process and the Board's Role in Risk Oversight?, page 8

9. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Summary Compensation Table, page 51

10. Please confirm to the Staff that you provided the amounts set forth in the Stock Awards column at the aggregate grant date fair value based on target performance because achievement of target performance is the probable outcome of the performance conditions as of the grant date, in accordance with Item 402(c) of Regulation S-K.

Grants of Plan-based Awards in 2009, page 53

11. Please explain to us why the table indicates that Mr. Marsh's target and maximum awards are $178,769 and $330,722 when your disclosure on page 40 seems to indicate that his STIP target is $360,500.

Director Compensation, page 69

12. Please revise footnote 2 to clarify, if true, that you have provided the amounts set forth in the Stock Awards column at the aggregate grant date fair value. Refer to Item 402(k) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Leila L. Vespoli, Esq.
FirstEnergy Corp.
June 21, 2010
Page 5

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters of FirstEnergy Corp. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions regarding these comments.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Rick L. Burdick, Akin Gump
        Via Facsimile